UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2011
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to
Commission file number 1-13179

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:
FLOWSERVE CORPORATION RETIREMENT SAVINGS
PLAN

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:
FLOWSERVE CORPORATION
5215 North O’Connor Blvd.,
Suite 2300
Irving, TX 75039

REQUIRED INFORMATION
The Flowserve Corporation Retirement Savings Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
          Item 4. In lieu of the requirements of Items 1, 2 and 3 of Form 11-K, the following financial statements and schedules of the Plan (which have been prepared in accordance with the financial reporting requirements of ERISA), notes thereto, and Report of Independent Registered Public Accounting Firm thereon are being filed as Exhibit 99.1 to this Form 11-K:

(a)	Report of Independent Registered Public Accounting Firm.

(b)	Statements of Net Assets Available for Benefits as of December 31, 2011 and 2010.

(c)	Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2011.

(d)	Notes to Financial Statements.

(e)	Form 5500, Schedule H, Line 4a — Schedule of Delinquent Participant Contributions as of December 31, 2011.

(f)	Form 5500, Schedule H, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2011.
The Consent of Independent Registered Public Accounting Firm to the incorporation by reference of the foregoing financial statements and Report of Independent Registered Public Accounting Firm in the Registration Statements on Form S-8 pertaining to the Plan is being filed as Exhibit 23.1 to this Report.

SIGNATURES
         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Flowserve Corporation Administration Committee, which administers the Plan, has duly caused this annual report to be signed on behalf of the Plan by the undersigned hereunto duly authorized.

Flowserve Corporation Retirement Savings Plan
Date: June 15, 2012	/s/ Judith Warren
Judith Warren
Vice President, Global Compensation and Benefits Flowserve Corporation Administration Committee

INDEX TO EXHIBITS
The following Exhibits are being filed with this Annual Report on Form 11-K:

Exhibit

23.1	Consent of Independent Registered Public Accounting Firm

99.1
Annual Financial Statements of the Flowserve Corporation Retirement Savings Plan as of December 31, 2011 and 2010 and for the year ended December 31, 2011 with Report of Independent Registered Public Accounting Firm.